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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
108

SEC FILE NUMBER
8 – 47527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MFI SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE, 27TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10022-2705 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD B. COHEN (203) 454-2210
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MURAT N. KOPRULU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFI SECURITIES, L.P., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVIEN MICHAL BAILEY-BARNUM
Notary Public - State of New York
No. 01BA6099402
Qualified in Westchester County
My Commission Expires Sept 29, 2007 11

Notary Public

Signature

PRESIDENT OF GENERAL PARTNERSHIP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFI SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
MFI Securities, L.P.:

We have audited the accompanying statement of financial condition of MFI Securities, L.P. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MFI Securities, L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 17, 2010

MFI SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	13,536
Due from broker		136,940
Prepaid expense		11,586
TOTAL ASSETS	$	162,062

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accrued expenses and other liabilities	$	20,351
Partners' capital		141,711
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	162,062

The accompanying notes are an integral part of this financial statement.

MFI SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

MFI Securities, L.P. (the "Company") is a limited partnership organized under the Delaware Revised Limited Partnership Act, and commenced operations as of March 24, 1994.

On August 15, 1994, the Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 10, 1995. The Company provides financial advisory and brokerage services to foreign corporations.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis.

Financial Accounting standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has entered into an expense-sharing agreement with an affiliate for the use of office space and certain other overhead expenses. The Company records its expenses as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis, of the costs assumed by the affiliate. The total amount of expenses incurred under this agreement for the year ended December 31, 2009 was $88,991 and is reflected in the accompanying financial statements. This agreement is on a month to month basis and can be terminated at any time by either party without incurring any liabilities.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company had net capital of $123,522, which exceeded the requirements by $118,522.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks.

NOTE 5. INCOME TAXES

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax.

NOTE 6. EMPLOYEE 401K AND PROFIT SHARING PLAN

The Company has a prototype 401(k) profit sharing plan providing for employee and Company contributions. This plan provides for benefits to be paid upon retirement, death, disability or termination of service. Employees are eligible to make elective deferrals upon the completion of six months of employment provided they have reached the age of twenty-one. The employee's contribution is limited to the lesser of 1% of gross wages or the maximum employee deductible contribution for a defined contribution plan. The Company, at its sole discretion, may make an annual nonelective profit sharing contribution to the plan. Employees are always 100% vested in both their elective contributions and the employer's nonelective contributions.